Sagtec Global Ltd

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

November 12, 2024

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Becky Chow, Stephen Krikorian, Aliya Ishmukhamedova, Mitchell Austin

Re:	Sagtec Global Ltd Draft Registration Statement on Form F-1 Submitted August 16, 2024 CIK No. 0002029138

Dear Sir or Madam,

This letter is in response to your letter on September 13, 2024, in which you provided comments to the Registration Statement on Form DRS of Sagtec Global Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on August 16, 2024. On the date hereof, the Company has submitted an Amendment No. 1 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Draft Registration Statement on Form F-1 submitted August 16, 2024

Enforceability of Civil Liabilities, page 24

1.	We note your disclosure here that the majority of your operations and current assets are located in Singapore, while on page F-33 you state that “[t]he Group’s operations are located in Malaysia. … The geographical locations of the Group’s non-current assets are mostly situated in Malaysia based on physical location of assets.” Please clarify the location of your operations and assets.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 24 of the DRS/A.

Results of Operations
Comparison of the Results for the Fiscal Years Ended December 31, 2022 and 2023, page 31

2.	Please revise the table to disclose the percentage of revenue from your products and services.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 31 of the DRS/A.

Business
Our Customers, page 51

3.	We note that three customers accounted for 17.0%, 16.8% and 13.66% of your revenue for the fiscal year ended December 31, 2023. Please disclose the material terms of your agreements with each of these three customers, including the identity, term, termination provisions and any minimum purchase requirements. Please file your agreements with these customers or advise. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 51 of the DRS/A, as well as filing the material contracts with the respective customers as Exhibits 10.11, 10.12, and 10.13.

Our Suppliers, page 51

4.	We note that two of your suppliers accounted for 34.69% and 25.84% of your cost of sales for the fiscal year ended December 31, 2023. Please revise to identify these suppliers and provide a summary of the material terms of your agreements with these suppliers, including the term, termination provisions and any minimum purchase requirements. See Item 4.B.6 of Form 20-F. Additionally, please file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Lastly, add a risk factor that discusses risks resulting from your dependence on a limited number of suppliers. See Item 3.D. of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 51 of the DRS/A, risk factor disclosure at page 11 of the DRS/A, as well as filing the material contracts with the respective suppliers as Exhibits 10.14 and 10.15.

Employees, page 55

5.	We note that as of the date of this prospectus, you had a total of 22 employees. Please expand your disclosure to provide either the number of employees at the end of the period or the average for the period for each of the past three financial years (and changes in such numbers, if material). Refer to Item 6.D of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 55 of the DRS/A.

Description of authorized and issued shares, page 70

6.	We note you disclose that 13,144,059 Ordinary Shares are issued and outstanding as of the date of this prospectus on pages 28 and 70. However, based on your disclosures throughout the rest of your filing, it appears 11,294,059 Ordinary Shares are issued and outstanding. Please explain the difference or revise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure throughout the DRS/A. including on pages 28 and 70 of the DRS/A, to consistently reflect the correct number of Ordinary Shares outstanding.

Consolidated statements of financial position, page F-3

7.	We note the sale of food ordering kiosk machines and the sale of power-bank charging stations contributed 28.57% and 48.73% of your revenue, respectively for the years ended December 31, 2022, and December 31, 2023. We also note you did not present a line “Inventories” on the face of your Consolidated statements of financial position as set forth in paragraph 54 of IAS1. In this regard, please explain to us how you account and manage your inventories.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that given the rapid technological advancements and frequent product updates, we prioritizes maintaining optimal cash flow and mitigating the risks associated with holding obsolete inventory. To that end, we place orders with our suppliers only after receiving a confirmed customer order, ensuring that we always deliver the latest versions of hardware to our clients. As a result, we do not maintain any hardware stock on hand.

Consolidated Statements of Profit or Loss and Other Comprehensive Income, page F-4

8.	We note your disclosures of cost of sales on page F-28, and it appears staff costs and benefits were not allocated to cost of sales. We also note your disclosure of staff costs and benefits in your expenses by nature, which is approximately 68% of total operating expenses. In this regard, please tell us whether any of these costs are directly attributable to revenue and therefore are required to be included in costs and expenses applicable to revenues (i.e., cost of revenue). We refer you to IAS 1 paragraphs 99 to 105.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our consolidated statements of profit or loss and other comprehensive income to include employee benefit expenses as part of cost of sales on page F-4 of the DRS/A.

9.	It appears your basic and diluted net income per share is calculated using the net profit for the year instead of the amounts attributable to ordinary equity holders of the parent entity. Refer to IAS 33 paragraph 12. Please revise or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our basic and diluted net income per share, and we have revised the disclosure on page F-4 of the DRS/A.

Consolidated Statements of Cash Flows, page F-6

10.	Please clarify whether the bank overdrafts are repayable on demand as describe in IAS 7 paragraph 8. If so, tell us your consideration of including the bank overdraft as a component of cash and cash equivalents.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our consolidated statement of cash flow to include bank overdraft and pledged deposits as part of cash and cash equivalents on page F-6 of the DRS/A.

Notes to consolidated financial statements
Note 2. Material accounting policies
Convenience Translation, page F-9

11.	We note your statement that all translations from RM into USD for the fiscal year ended December 31, 2023 were calculated at of USD1 = RM4.5892 or an average rate of USD1 = RM4.5679. Please clarify how the use of an average rate complies with Rule 3-20(b) of Regulation S-X. Rule 3-20(b) of Regulation S-X specifies that the translation should be presented using the exchange rate as of the most recent balance sheet included in the filing, except that a rate as of the most recent practicable date shall be used if materially different. In addition, please revise your MD&A to remove any reference to U.S. dollar period over period changes so that your filing is presented on a consistent basis. Lastly, please clarify your statement on page 15 that “[y]our reporting currency is United States Dollars.”.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised page F-9 to remove the reference to using average rate since all translations were calculated using most recent balance sheet exchange rate. We also have revised the disclosure in MD&A to remove references to U.S. dollar period over period changes and on page 15 of the DRS/A to reflect that the Company’s reporting currency is Malaysian Ringgit.

Revenue recognition, page F-12

12.	We note from your disclosure within your Business Overview that you offer customizable software and application development for table ordering, QR ordering and self-service kiosk ordering. You also sell food ordering kiosk machines designed to improve the dining experience for both customers and businesses. You further provide additional products and services through the sale of power-bank charging stations through our majority owned subsidiary, CL Technologies. In these regards, please expand your revenue recognition accounting policy disclosure to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from your contracts with customers as set forth in paragraph 11 of IFRS 15 to address, but not limited to, the following.

●	Please disclose significant terms of these contracts with customers, such as theduration of these contracts.

●	Please describe nature of services and products that you provide to your customers.

●	Explain to us precisely what your performance obligation is (i.e., the service you provide) for each revenue stream and how you fulfil the performance obligation.

●	Disclose how to determine whether a customer obtains control of an asset or service.

●	For revenues are recognized over time, please clarify if recognized on a straight-line basis or some other method.

●	Please disclose how you account for Costs to obtain or fulfill a contract, if applicable.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page F-13 of the DRS/A.

Note 7. Dispositions of Sagtec Group Sdn Bhd, page F-17

13.	We note you presented disposal gain in amount RM662,701 as a result of the dispositions of Sagfood (Malaysia) Sdn Bhd as a line item to arrive at income from operations before income tax on the face of the financial statements. In this regard, please elaborate on why the disposal of Sagfood (Malaysia) Sdn Bhd should not be presented as discontinued operations. Refer to IFRS 5.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have considered applicability of IFRS 5, paragraph 33 and concluded that Sagfood (Malaysia) Sdn Bhd is not a major line of business of the Group. As Sagfood (Malaysia) Sdn Bhd revenue accounts for a mere 8.14% and 4.04% for the year ended December 31, 2022 and 2023, respectively.

Note 10. Trade receivables, page F-21

14.	It appears that amounts of your trade receivables presented on the face of balance sheets are net of provision for expected credit loss. In this regard, please revise the balance sheet caption “Trade receivable” to “Trade Receivables, net”.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page F-21 of the DRS/A.

Note 19. Expenses by nature, page F-28

15.	We note your total expenses by nature is not equal to your total selling and administrative expenses on the face of consolidated statements of profit or loss and other comprehensive income. In this regard, please revise or advise.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that Note 20 tables significant expenses by nature as required by paragraph 104, IAS 1, which could be allocated to cost of sales or selling and administrative expenses depending on the function of such expenses. As such, the Note 20 table is not intended to equal total selling and administrative expenses.

Operating segments, page F-33

16.	We refer to your tables which present summarized financial information for your five reportable segments. In this regard, please reconciles herein the total of the reportable segments’ measures of profit or loss (business operating income) to consolidated profit or loss before tax expense in accordance with paragraph 28 of IFRS 8 or tell us why you believe the current reconciliation to Gross Profit complies with that literature.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the reconciliation on pages F-34 and F-35 of the DRS/A.

Exhibits

17.	We note that you or your subsidiaries have credit facilities. Please file your credit facility agreements or advise. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have filed the credit facility agreements as Exhibits 10.16 to 10.23.

General

18.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company has not authorized any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act, and the Company does not have and does not intend to retain any copies of those communications.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Ng Chen Lok
Chief Executive Officer

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